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SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH. D.C. 193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARCO POLO SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 Vesey Street, 14th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clifford H. Goldman 212-220-2680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ■ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

*AB 3/24

AB 3/24

OATH OR AFFIRMATION

I, Clifford H. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Clifford H. Goldman
Signature

President
Title

Notary Public

MICHAEL DE LA ROSA
Notary Public - State of New York
NO. 01DE6282417
Qualified in New York County
My Commission Expires May 20, 2017

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Marco Polo Securities Inc.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Marco Polo Securities Inc. (the "Company") (a wholly-owned subsidiary of Marco Polo New World, Inc. the "Parent") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Act ("CEAct"), and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marco Polo Securities Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 26, 2014

MARCO POLO SECURITIES INC.
(A Wholly-Owned Subsidiary of Marco Polo New World, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$ 597,503	
Due from clearing broker	25,000	
Accounts receivable	270,965	
Prepaid and other assets	99,971	
Total Assets		$ 993,439
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities		$ 79,805
Commitments and Contingencies		
Stockholder's Equity		
Preferred stock - $1,000 par value: 1,000 shares authorized; shares issued and outstanding - none	$ --	
Common stock - no par value: 200 shares authorized; 100 shares issued and outstanding	80,704	
Additional paid-in capital	55,667	
Retained earnings	777,263	
Total Stockholder's Equity		913,634
Total Liabilities and Stockholder's Equity		$ 993,439

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Marco Polo Securities Inc. ("the Company") is a wholly-owned subsidiary of Marco Polo New World, Inc. (the "Parent"). On February 21, 2013, the Company's former parent, Marco Polo Capital Markets, LLC, signed an Asset Purchase Agreement ("APA") and a DIP Loan Agreement with Perseus Technology Holdings, Inc. (the parent of Marco Polo New World, Inc.) The sale of the stock of the Company, along with certain technology assets of the Parent, which were part of the APA, was approved by Financial Industry Regulatory Authority ("FINRA") under Rule 1017 in June 2013. The Company filed Change of Ownership with FINRA and updated its Continuing Membership Application accordingly.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, a member of the Securities Investor Protection Corporation ('SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is providing order routing and execution services to the emerging markets as an agency broker, offering investment advisory and banking services, and providing private placement services. The Company is engaged in providing agency brokerage services, which allows it to provide order routing and execution services predominantly to the emerging markets sector utilizing foreign broker dealers ("FBD"), who are registered in their respective countries to execute these transactions. The service is typically provided through technology shared with the Company's Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii). The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and their clearing relationship with the executing foreign broker dealers on a DVP/RVP arrangement.

The Company has agreements (the "Agreements") with other U.S. broker dealers (the "clearing brokers") for clearing U.S. and foreign equities. The clearing brokers are members firms and are subject to the rules and regulations of the related regulatory bodies, as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in providing "Chaperoning" services to FBD under SEC Rule 15a-6. As a result of this activity, the Company also claims exemption under SEC Rule 15c3-3 (k)(1).

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits

INCOME TAXES

The Company has been included in the consolidated tax return of its previous parent, Marco Polo Capital Markets, up and until the date of ownership change on June 30, 2013. The Company will subsequently file separate federal and state income tax returns. The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of (i) taxes payable or refundable for the current year, and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported, if based on the weight of the available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740-10-30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position, taken or expected to be taken, in a tax return. ASC Topic 740-10-40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company has no unrecognized tax benefits at December 31, 2013. The Company's U.S. federal and state income tax returns prior to the year ended December 31, 2010 are not subject to examination.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2013.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions, occurring through the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 2 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $25,000. This deposit is presented as due from clearing broker in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company does not hold customer cash or securities. Its customer transactions are processed by a clearing firm on a fully-disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2013, the Company is not responsible for any unsecured debits. Its customers' securities transactions are cleared through other broker-dealers and the majority, if not all of them, are on a DVP/RVP basis and no securities are held at its clearing firm.

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2013, the Company has regulatory net capital of $560,422, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $310,422. The Company's ratio of aggregate indebtedness to net capital is 0.14 to 1 as of December 31, 2013.